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                           October 16, 2023

       Peter Brogaard Hansen
       Chief Financial Officer
       Cadeler A/S
       Arne Jacobsens Alle 7, 7th floor
       DK-2300 Copenhagen S, Denmark

                                                        Re: Cadeler A/S
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted October
4, 2023
                                                            CIK No. 0001978867

       Dear Peter Brogaard Hansen:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted October 4, 2023

       Opinion of Eneti's Financial Advisor, page 88

   1. We note your response to prior comment 10, including your statement that Perella
                                                        Weinberg reviewed, but
did not rely upon, the potential synergies for purposes of
                                                        rendering its fairness
opinion. Please revise to provide greater detail regarding the
                                                        Synergies, including
any material assumptions underlying the Synergies, and provide a cross-reference to the
related risk factor at page 45.
       Cadeler Group   s Management   s Discussion & Analysis of Financial
Condition and Results of
       Operations
       Non-IFRS Financial Measures, page 156

   2. We note your response to prior comments 7 and 11. Pursuant to Section 103.01 of the
                                                        Staff   s Compliance
and Disclosure Interpretations on Non-GAAP Financial Measures,
 Peter Brogaard Hansen
Cadeler A/S
October 16, 2023
Page 2
      EBITDA, by definition, should only include adjustments for interest, taxes, depreciation and amortization. Measures that are calculated differently should not be characterized as
      "EBITDA" and their titles should be distinguished from "EBITDA," such as "Adjusted
      EBITDA." Considering your calculation of EBITDA include adjustments for foreign exchange gains and (losses), please modify the title of this measure or revise this measure here, on page 84 and throughout your prospectus as necessary.
Eneti Group's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 198

3. Please revise to include a discussion of the results of operations and financial condition for the six months ended June 30, 2023, and 2022. We refer you to Instruction 6 of Item 5 of Form 20-F.
Material Tax Consequences
Material U.S. Federal Income Tax Considerations, page 247

4. We note your response to prior comment 17. To the extent you intend to file a short-
      form tax opinion as Exhibit 8.1, revise to state that the disclosure in this section constitutes the opinion of counsel, and name such counsel. Refer to
Section III.B of Staff
      Legal Bulletin No. 19.

Governing Law and Jurisdiction, page 284

5. We note your response to prior comment 18 and reissue it in part. Please expand your disclosure to clarify whether your choice of forum provision in the Deposit Agreement applies to Exchange Act claims.
Comparison of Rights of Cadeler Shareholders and Eneti Stockholders, page 285

6.    We note the revised disclosure on page 306 in response to prior comment
20. A brief
      summary is permissible, but it must be entirely correct. Please revise.
       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-8094 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-
8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Brogaard Hansen
                                                            Division of
Corporation Finance
Comapany NameCadeler A/S
                                                            Office of Energy &
Transportation
October 16, 2023 Page 2
cc:       Connie I. Milonakis
FirstName LastName